Filed by Telemar Participações S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO (1) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”), AND (2) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO TMARPART.

The following materials are made public by TmarPart:

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Notice to the Market, dated May 16, 2014 (English translation).

Exhibit 1

Oi S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.30029520-8 Publicly Held Company	Telemar Participações S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87 Board of Trade (NIRE) No. 3.33.0016601-7 Publicly Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) and Telemar Participações S.A. (“TmarPart”), hereby disclose the following regarding the transaction that will result in the combination of activities, business and shareholder bases of Oi, Portugal Telecom SGPS S.A. (“Portugal Telecom” and, together with Oi and TmarPart, the “Companies”) and TmarPart (“Transaction”) to their shareholders and the market in general.

Given the successful closing of the fund-raising in the public offering for primary distribution of common shares and preferred shares of Oi (“Public Offering”) on May 5, 2014, the Companies will continue with the necessary procedures to implement the stages of the Transaction, as previously disclosed in the Material Fact dated February 20, 2014.

Following the completion of the Public Offering, the Companies have analyzed the measures and arrangements that are still necessary for the implementation of the Transaction, including consideration of the filings and approvals required in the Transaction, the need for audited and pro forma financial information of TmarPart for use in connection with the merger of shares of Oi and TmarPart, and the merger of Portugal Telecom into TmarPart, the registration of the shares to be issued by TmarPart in the merger of shares and the merger with the United States Securities and Exchange Commission, the conversion of TmarPart’s Brazilian registration as a publicly-held company, the registration of TmarPart’s Depositary Receipt Program with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), the listing of TmarPart’s shares in Brazil on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) and in Portugal on the NYSE Euronext Lisbon, with the necessary approvals from the Portuguese Securities and Exchange Commission (Comissão do Mercado de Valores Mobiliários-CMVM) and NYSE Euronext Lisbon, and the listing of TmarPart’s American Depositary Shares on the NYSE.

As a result, the general shareholders’ meetings to decide on such transactions are expected to occur during September and October 2014, and the notice of such meetings and availability of the necessary documents is expected to occur at least 30 days in advance of the general shareholders’ meetings.

Oi and TmarPart will keep their shareholders and the market informed of any subsequent events related to the Transaction.

Rio de Janeiro, May 16, 2014.

OI S.A. Bayard De Paoli Gontijo Chief Financial Officer and Investor Relations Officer	Telemar Participações S.A. Fernando Magalhães Portella Chief Executive Officer and Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed merger of shares (incorporação de ações) between TmarPart and Oi, and (2) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi and Portugal Telecom, (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares and proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from TmarPart, Oi or Portugal Telecom.

Special Note Regarding Forward-Looking Statements:

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of TmarPart, Oi or Portugal Telecom, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of TmarPart, Oi or Portugal Telecom, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to TmarPart, Oi, Portugal Telecom or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, TmarPart, Oi, Portugal Telecom and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom makes on related subjects in reports and communications TmarPart, Oi or Portugal Telecom file with the SEC.